UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON JULY 01st, 2015

DATE, TIME, AND PLACE:

July 01st, 2015, at 09:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The totally of the Company´s Board of Directors members, as follows: Mr. Sergio Agapito Lires Rial – Chairman of the Board of Directors; Mr. Jesús María Zabalza Lotina – Vice Chairman of the Board of Directors; Messrs. José de Paiva Ferreira and José Antonio Alvarez Alvarez – Directors; Mr. Celso Clemente Giacometti and Mrs. and Marília Artimonte Rocca – Independent Directors.

CALL NOTICE:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Sergio Agapito Lires Rial, who invited Ms. Mara Regina Lima Alves Garcia, Officer of the Company, to act as Secretary.

AGENDA:

Approve the elect of Mr. Jean Pierre Dupui, current Director with no specific designation, to the position of Director Company's Executive Vice President, as recommended by the Remuneration Committee and the Corporate Governance Committee, Nomination and Sustainability.

RESOLUTIONS TAKEN:

Initially, the Board of Directors’ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

Afterwards, proceeding to the item of the Agenda, after examination and discussion of such matter, the Company´s Board of Directors, unanimously and without any restrictions:

APPROVED, in accordance with Article 17, item III of the Bylaws of the Company and based on the favorable recommendation of the Remuneration Committee and the Corporate Governance Committee, Nomination and Sustainability, to elect Mr. Jean Pierre Dupui, Brazilian citizen, married, banking, holder of Identity Card RG # 0.482.407-5 SSP/AM, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 314.645.212-04, current Director with no specific designation, to the position of Vice-President Executive Officer of the Company, with a complementary term of office until the first Meeting of the Board of Directors being held after the 2016 Ordinary Shareholders Meeting, which will be responsible for the Executive Vice Presidency of GB&M.

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors members and the Secretary. São Paulo, July 01st, 2015. Signatures: Mr. Sergio Agapito Lires Rial – Chairman of the Board of Directors; Mr. Jesús María Zabalza Lotina – Vice-Chairman of the Board of Directors; Messrs. José de Paiva Ferreira and José Antonio Alvarez Alvarez - Directors; Mr. Celso Clemente Giacometti and Mrs. Marília Artimonte Rocca - Independent Directors. Mara Regina Lima Alves Garcia – Secretary.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

_______________________________________

Mara Regina Lima Alves Garcia

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 1, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer